PETROSONIC ENERGY, INC.

November 26, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Petrosonic Energy, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 21, 2013
File No. File No. 333-186580
Amendment No. 3 to Form 10-K for the Fiscal Year Ended
December 31, 2012
Filed October 21, 2013
File No. 000-53881

Dear Mr. Reynolds:

This letter is in response to your letter dated November 5, 2013 to Petrosonic Energy, Inc. (the “Company”) regarding Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For your ease of reference, we have repeated the comments included in your letter immediately above each response. In conjunction with this letter, the Company has filed amendment number 5 to the Registration Statement (the “Amendment”) and amendment number 4 to the Form 10-K (the “10-K Amendment”) for your review.

General

1. We note your response to comment 1 that “neither the Company nor any of its officers or directors contributed information to, or assisted in the production of, or had any participation in, or financed the newsletter in any way. Furthermore, the company did not compensate Tobin Smith, Change Wave, Inc., NBT Communications, Beaumont Media LLC or Belmont Group Ltd. for disseminating the newsletter.” Please advise us whether the company had any direct or indirect investor relations activities with Tobin Smith or any other investor relations companies since September 1, 2012. Please revise your disclosure to address whether you have engaged any other person or entity for investor relations or similar activities since September 1, 2012. If so revise your disclosure to address the investor relations provided, identify who provided the investor relations, and indicate the amounts paid for these investor relations activities, directly or indirectly whether by the company or any of its affiliates. Please revise your disclosure to confirm, if true, that the company did not directly or indirectly compensate Tobin Smith, ChangeWave, Inc., NBT Communications, Beaumont Media LLC or Belmont Group Ltd. for engaging in investor relations, for disseminating the Spring 2013 Next Big Thing Investor newsletter or any other newsletters. Finally, we note that Art Agolli appears to have contributed information to and participated in the production of the Tobin Smith’s interview of Art Agolli dated January 20, 2013.

By letter dated October 12, 2012, the Alberta Securities Commission notified us about the information posted on the website http://www.disruptiveoiltech.com. The information said “From the desk of Tobin Smith”. After reviewing the information on the website, by letter dated October 23, 2012, we wrote to Mr. Smith to point out certain errors or incorrect assumptions in the statements made about the Company and its technology. As we told the Alberta Securities Commission, neither the Company nor its officers or directors caused, directly or indirectly, the information on the website to be prepared or published on the internet or otherwise, nor did the Company or its officers or directors provide any information for the preparation of the information included on the website. Following our letter to Mr. Smith dated October 23, 2012, we had no contact with Mr. Smith nor any of his related companies (Change Wave, Inc., NBT Communications, Beaumont Media LLC or Belmont Group Ltd., (collectively, the “Related Companies”)) until the LD Micro Conference which was held on December 5th and 6th 2012. Mr. Smith was at that conference and interviewed management representatives of many of the conference attendees, including Art Agolli. Following the interview, Mr. Agolli does not believe that he was contacted by Mr. Smith or the Related Companies and he was not interviewed by Mr. Smith. The Company believes that the interview dated January 20, 2013 was the interview Mr. Agolli provided at the LD Micro Conference. Neither Mr. Agolli nor any of the Company’s officers or directors was contacted by Mr. Smith or any of his Related Companies regarding the Spring 2013 Next Big Thing Investor Newletter (the “Newsletter”); neither Mr. Agolli nor any of the Company’s officers or directors was given the Newsletter to review prior to its publication or dissemination. Furthermore, Mr. Agolli and the Company only became aware of the Newsletter when you provided it to them.

The Company has not had any direct or indirect investor relations activities with Tobin Smith or the Related Companies (other than the interview discussed above) since September 1, 2012. The Company has disclosed in the Amendment its current investor relations contracts with Loma Management Partners, Inc. and Benjamin Padnos. Prior to these agreements, the Company had no agreements for investor relations services.

We have included the disclosure you requested in the sections of the Amendment titled “Market for Common Equity and Related Stockholder Matters” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Please see pages 18 and 23 of the Amendment.

2.   We note your response to comment 6 in our letter dated October 12, 2013. Please revise to include your response in a separate section in the registration statement which addresses investor relations, advertising and promotions. We note your response that “other than services for website maintenance and press releases, the Company did not incur material advertising and promotion expenses during the period ended June 30, 2013.” Please revise to also address the material advertising and promotion expenses during the period ended June 30, 2013.

Please see our response to comment number 1 above. We have included this disclosure on pages 18 and 23 of the Amendment. Advertising and promotion expenses for the period ended June 30, 2013 were $211. Advertising and promotion expenses for the period ended September 30, 2013 were $740. The cost of issuing press releases for the period ended June 30, 2013 was $1,149. The cost of issuing press releases for the period ended September 30, 2013 was $1,441. Investor relations costs for the period ended June 30, 2013, which were paid to Loma Management Partners, Inc. totaled $23,775. Fees paid to Loma Management Partners, Inc. for the period ended September 30, 2013 were $24,775. We have included the information relating to advertising and promotion expenses for the period ended September 30, 2013 at page 22 of the Amendment.

Our Business, page 26

3.   We note your response to comment 8 of our letter dated October 12, 2013. Please file Exhibit 10.1 in its entirety in accordance with Item 601(b)(10) of Regulation S-K. We specifically note that you did not attach Exhibit A titled “Letter Of Intent between Art Agolli and Sonoro Energy Ltd.”, dated April 12, 2012, to Exhibit 10.1. We may have further comment.

We have re-filed the exhibit with the letter of intent included.

Part II

Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page 57

4.   We note your revised disclosure in response to comment 12 of our letter dated October 12, 2013 and we reissue the comment. In this regard, we note several unregistered sales, listed in your response to comment 10 of our letter dated August 14, 2013 that do not appear under this heading. Please revise to provide Regulation S-K Item 701 disclosure as applicable or advise why disclosure is not required.

We have revised the disclosure as you requested. Please see page 59 of the Amendment.

Form 10-K for the Fiscal Year Ended 2012

5.   Please revise the Form 10-K to update the incorporation by reference for Exhibit 10.8, in accordance with comment 3 above.

We have re-filed the exhibit with the letter of intent included.

In responding to your comments, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli
Chief Executive Officer